EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2014	2014	2013	2014	2013
Earnings:
Net income	$514.9	$246.9	$199.6	$879.0	$545.8
(Benefit) provision for income taxes – continuing operations	(401.2)	18.1	13.2	(369.6)	55.3
Loss (income) from discontinued operation, net of taxes	0.5	(51.7)	(6.7)	(53.5)	(24.4)
Income from continuing operations, before provision (benefit) for income taxes	114.2	213.3	206.1	455.9	576.7
Fixed Charges:
Interest and debt expenses on indebtedness	275.2	262.2	256.7	809.3	793.4
Interest factor: one-third of rentals on real and personal properties	1.8	1.6	1.8	5.3	6.2
Total fixed charges for computation of ratio	277.0	263.8	258.5	814.6	799.6
Total earnings before provision for income taxes and fixed charges	$391.2	$477.1	$464.6	$1,270.5	$1,376.3
Ratios of earnings to fixed charges	1.41x	1.81x	1.80x	1.56x	1.72x